Exhibit 2.1

Amendment No. 2 to Amended and Restated Agreement and Plan of Merger

Dated as of February 10, 2025

This Amendment No. 2 to Amended and Restated Agreement and Plan of Merger (this “Amendment”) is made and entered into as of the date first set forth above (the “Amendment Date”) by and among (i) Welsbach Technology Metals Acquisition Corp., a Delaware corporation (“Acquiror”), (ii) WTMA Merger Subsidiary LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and (iii) Evolution Metals LLC, a Delaware limited liability company (the “Company”). Acquiror, Merger Sub and the Company may be referred to herein individually as a “Party” and, collectively, as the “Parties.”

WHEREAS the Parties are all of the parties to that certain Amended and Restated Agreement and Plan of Merger dated as of November 6, 2024, as amended by Amendment No. 1 to Amended and Restated Plan of Merger, dated November 11, 2024 (as may be further amended, modified or supplemented, the “Merger Agreement”); and

WHEREAS, the Parties now desire to amend the Merger Agreement and, pursuant to the provisions of Section 11.11 of the Merger Agreement, the Merger Agreement may be amended by the Parties in writing.

NOW THEREFORE, in consideration of the mutual agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Merger Agreement.

2.	Amendment. Pursuant to the provisions of Section 11.11 of the Merger Agreement, the Merger Agreement is hereby amended as follows:

(a)	The nineteenth recital of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

“WHEREAS, in the fourth step of the Precedent Transactions, the Company intends to cause Korea NewCo to distribute the Capital Contribution to the Company in exchange for 16,172 Company Membership Units;”

(b)	The twenty-second recital of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

“WHEREAS, in the sixth step of the Precedent Transactions, the Company Equityholder intends to form a wholly owned subsidiary and Delaware corporation (“US NewCo”), and immediately thereafter contribute 12,500 of Company Membership Units in exchange for 100 shares of common stock of US NewCo;”

(c)	The following definitions are added as new defined terms to Section 1.1 of the Merger Agreement:

(d)	The definition of “Company Minority Equityholders” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

“Company Minority Equityholders” means (i) Springrock Management Inc., a Nevada corporation, Jon Brown, Wendy Brown, Harry Evans, Tom Stoddard, Nicole Garcia, Vinesh Vasnani, Todd Brown, Lois Brown, Jim Paschke, Laveen Vasnani and Segal Family 2021 Irrevocable Trust; (ii) subsequent to step 5-A of the Precedent Transactions (as described in the Recitals hereto), the Korean Equityholders; and (iii) subsequent to Step 6 of the Precedent Transactions (as described in the Recitals hereto), US NewCo;”

(e)	The Company Disclosure Letter is hereby amended and restated in its entirety in the form delivered between the parties hereto on the Amendment Date.

(f)	A new Section 2.4(a)(vi) is added as follows:

to the Acquiror, a certificate in compliance with Treasury Regulations Section 1.1445-11T certifying that the transactions contemplated by this Agreement with respect to the Korean Equityholders who are not a “United States person” as defined in Section 7701(a)(30) of the Code are exempt from withholding under Section 1445 of the Code.

(g)	Section 7.5 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

(a) the Board of Directors of Acquiror shall consist of six (6) directors, which shall initially include six (6) director nominees designated by the Company and reasonably acceptable to Acquiror, insofar as those nominees are elected to the Board of Directors; and

(b) Insofar as the Company’s nominees are elected to the Board of Directors: (i) the class of directors serving in the term expiring on the first annual meeting of the stockholders of Acquiror falling after the Closing Date shall consist of Mark P. Matthews and Thomas Stoddard; (ii) the class of directors serving in the term expiring on the second annual meeting of the stockholders of Acquiror falling after the Closing Date shall consist of Christopher C. Miller and Ambassador Robin S. Bernstein (Ret.); and (iii) the class of directors serving in the term expiring on the third annual meeting of the stockholders of Acquiror falling after the Closing Date shall consist of Chris Hansen and David Wilcox; and

(c) the initial officers of Acquiror shall be the persons as set forth in Section 2.6, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

(h)	Section 9.2(b) is hereby amended and restated in its entirety as follows:

Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects (except the covenant set forth in Section 2.4(a)(vi)); provided, that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within ten (10) days after notice (or if earlier, the Agreement End Date).

(i)	Exhibit B of the Merger Agreement is hereby replaced with Exhibit A attached hereto.

3.	Effect of Amendment; Full Force and Effect. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound hereby and this Amendment and the Merger Agreement shall be read and interpreted as one combined instrument. From and after the Amendment Date, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. Except as herein expressly amended or otherwise provided herein, each and every term, condition, warranty and provision of the Merger Agreement shall remain in full force and effect, and such are hereby ratified, confirmed and approved by the Parties.

4.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of Delaware.

5.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by electronic means, including DocuSign, Adobe Sign or other similar e-signature services, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the Amendment Date.

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer

WTMA Merger Subsidiary LLC

By:	Welsbach Technology Metals Acquisition Corp.
Its:	Manager

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Authorized Signatory

Evolution Metals LLC
By:	/s/ David Wilcox
Name:	David Wilcox
Title:	Managing Member

Exhibit A

Amended and Restated Certificate of Incorporation

(Attached)

Third Amended and Restated
Certificate of Incorporation
Of
Welsbach Technology Metals Acquisition Corp.

Pursuant to Section 242 and 245 of the
Delaware General Corporation Law

Welsbach Technology Metals Acquisition Corp., a corporation existing under the laws of the State of Delaware, by its Chief Executive Officer, hereby certifies as follows:

1.	The name of the corporation is Welsbach Technology Metals Acquisition Corp. (the “Corporation”).

2.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on May 27, 2021 (the “Original Certificate”).

3.	A Certificate of Amendment to Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 11, 2021 to amend the Original Certificate.

4.	An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 20, 2021 to amend and restate the Original Certificate, as amended (the “First A&R Certificate”).

5.	An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 27, 2021 to amend and restate the First A&R Certificate (the “Second A&R Certificate”).

6.	A Certificate of Amendment to Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on March 24, 2023 to amend the Second A&R Certificate.

7.	A Certificate of Amendment to Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 29, 2023 to amend the Second A&R Certificate.

8.	A Certificate of Amendment to Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on June 28, 2024 to amend the Second A&R Certificate.

9.	The Second A&R Certificate, as amended to date, is referred to herein as the “Current Certificate”.

10.	This Third Amended Restated Certificate of Incorporation restates, integrates and amends the Current Certificate as set forth herein.

11.	This Third Amended Restated Certificate of Incorporation was duly adopted by the written consent of the directors and by the stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware (“GCL”).

12.	The text of the Current Certificate is hereby amended and restated to read in full as follows:

Article I. Name

The name of the corporation is Evolution Metals & Technologies Corp. (the “Corporation”).

Article II. Registered Office

The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of its registered agent at that address is Corporation Service Company.

Article III. Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

Article IV. Capital Stock

Section 4.01 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 1,501,000,000 shares, consisting of (a) 1,500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.02 Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the GCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a)	The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b)	the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

(c)	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d)	whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(e)	the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(f)	the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g)	the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(h)	the provisions, if any, of a sinking fund applicable to such series; and

(i)	any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

Section 4.03 Common Stock.

(a)	Voting.

(i)	Except as otherwise required by law or this Certificate of Incorporation, the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii)	Except as otherwise required by law or this Certificate of Incorporation, the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(iii)	Except as otherwise required by law or this Certificate of Incorporation, at any annual or special meeting of the stockholders of the Corporation, holders of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

(iv)	Notwithstanding the foregoing, except as otherwise required by law or this Certificate of Incorporation, holders of shares of any Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the GCL.

(v)	The number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation.

(b)	Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)	Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

(d)	Other Rights. Except as otherwise required by the GCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

Section 4.04 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.05 Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

Article V. Management and Operations of the Corporation

Section 5.01 General. The following provisions of this Article V are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

Section 5.02 Election and Service of Directors.

(a)	Election of directors need not be by ballot unless the bylaws of the Corporation so provide.

(b)	Subject to Section 5.02(e), a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(c)	Unless and except to the extent that the bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors.

(d)	Subject to Section 5.02(e), newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(e)	Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate of Incorporation (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

(f)	A quorum for the transaction of business by the directors shall be set forth in the bylaws.

Section 5.03 Bylaws. The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation.

Section 5.04 Submission to Stockholders. The Board in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

Section 5.05 Reservation of Powers. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

Section 5.06 Removal of Directors. Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of more than 60% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Article VI. Liability; Indemnification

Section 6.01 Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this Section 6.01 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

Section 6.02 Indemnification. The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

Section 6.03 Limitations. Notwithstanding the foregoing provisions of this Article VI, no indemnification nor advancement of expenses will extend to any claims made by the Corporation’s officers and directors to cover any loss that such individuals may sustain as a result of such individuals’ agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Corporation for services rendered or contracted for or products sold to the Corporation, as described in the Registration Statement.

Article VII. Jurisdictional Provisions

Section 7.01 Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the GCL or this Certificate of Incorporation or the bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, (a) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, and (b) any action or claim arising under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) or the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”) for which, unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act.

Section 7.02 Foreign Actions. If any action the subject matter of which is within the scope of Section 7.01 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 7.01 (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 7.03 Applicability. If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any sentence of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VII.

Article VIII. Dissolution Provisions.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

Article IX. Amendments

The affirmative vote of the holders of at least two-thirds (66 and 2∕3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote shall be required to amend any of the provisions of Section 4.03, Section 5.03, Section 5.06, Article VI, Article VII or this Article IX.

IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate of Incorporation to be signed by Daniel Mamadou, its Chief Executive Officer, as of the [____] day of [_________], 2025.

By:
Name:	Daniel Mamadou
Title:	Chief Executive Officer